Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || AUGUST 6, 2026

Birkenstock SEEKS to fill VACANCY IN THE BOARD OF DIRECTORS with aN independenT DIRECTOR, following Alexandre Arnault's Resignation DUE TO PROFESSIONAL COMMITTMENTS

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) announced the resignation of Alexandre Arnault, Director, from his office as a member of the Company's Board of Directors, effective from August 6, 2026. To fill the vacancy, the Company is approaching potential independent candidates. Once a suitably qualified individual has been identified, such person shall be appointed to the Board of Directors.

On August 6, 2026, the Company's Board of Directors acknowledged the resignation tendered by Alexandre Arnault, Director, from his office as a member of the Board of Directors. Alexandre Arnault tendered his resignation due to professional commitments, effective as of August 6, 2026. The Board of Directors will be called upon to adopt, at the first available meeting, the resolutions to appoint a new independent director once a qualified individual has been identified.

Michael Chu, Chair of the Board of Directors of the Company, expresses his gratitude on behalf of the Board of Directors and BIRKENSTOCK's senior management: “With his experience and his passion for the brand, Alexandre Arnault was an exceptionally valuable member of our Board. He served as a member of the Board for five years during a particularly important chapter of the Company's development. Since he is a true brand lover, I strongly believe and wish, he will remain closely connected to our brand and continue to follow its further development closely. We certainly do understand his decision to step down from the Board given the scope of his professional responsibilities. Still, Financière Agache is and will remain one of our closest strategic investors.”

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist

1	BIRKENSTOCK HOLDING PLC || press release || AUGUST 6, 2026

brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

2	BIRKENSTOCK HOLDING PLC || press release || August 6, 2026